EXHIBIT 99.1

For immediate release

Nexen Completes Redemption of Subordinated Notes

Calgary, Alberta, March 28, 2013 – Nexen Inc. (“Nexen”) announced today that it has completed the previously announced redemption of all of its 7.35% Subordinated Notes due 2043. The redeemed Subordinated Notes have been cancelled and will be de-listed from the TSX at the close of markets on March 28, 2013 and from the NYSE effective on or about April 8, 2013.

About Nexen
Nexen Inc. is a wholly-owned subsidiary of CNOOC Limited. Nexen is an upstream oil and gas company developing energy resources in some of the world’s most significant basins including the UK North Sea, offshore West Africa, the Gulf of Mexico and Western Canada. Nexen is strategically focused on three businesses: conventional oil and gas, oil sands and shale gas.

For investor relations inquiries, please contact: Kim Woima Senior Manager, Investor Relations (403) 699-5821	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “will”, “intends”, “expect”, “should” or other similar words. Any statements as to the de-listing of the Subordinated Notes from the TSX and the NYSE and timing in respect to such de-listings are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: the possible failure of Nexen to complete the de-listings of the Subordinated Notes on the proposed timeline for such de-listings. These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled “Risk Factors” in our 2012 Annual Information Form and “Quantitative and Qualitative Disclosures About Market Risk” in our 2012 annual MD&A.

All of the forward-looking statements in this Release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.